FTS INTERNATIONAL ANNOUNCES Third QUARTER 2021 FINANCIAL AND OPERATIONAL RESULTS

November 4, 2021

FORT WORTH, TEXAS -- (BUSINESS WIRE) -- FTS International, Inc. (NYSE American: FTSI) today reported its financial and operational results for the third quarter of 2021. These results follow the preliminary third quarter 2021 financial and operational results that FTSI announced on October 22, 2021.

Michael Doss, Chief Executive Officer, commented, “While we are experiencing positive momentum in the fourth quarter in both pricing and activity, we had lower fleet utilization and fewer pumping hours per day than expected in the third quarter. This was primarily caused by customer-driven issues, including several unusually long and unplanned scheduling gaps, as well as excess third-party non-productive time related to wellhead and wireline complications. These disruptions resulted in an estimated $7.6 million negative impact to EBITDA.

“However, these setbacks were one-off in nature and our fourth quarter work calendar is full. Our utilization in October was considerably higher than the third quarter average. We were fully utilized and pumped approximately 16 hours per pumping day in October, versus 10.8 fully-utilized fleets with 15.2 hours per pumping day on average in the third quarter. We also continue to obtain higher pricing as customers acknowledge that labor shortages, logistical challenges, and inflation in material costs are eroding service providers’ margins. Third quarter pricing was approximately 8% higher than it was in the second quarter, and we expect another increase of 5% or more in the fourth quarter.

“I‘m encouraged by our current operational run-rate. We’ve also received indications that many of our fleets will continue working through the holidays with less scheduled downtime due to budget exhaustion than in past years. Lastly, I’m pleased to report that the construction of our newbuild Tier 4 DGB fleet is on track. We plan to deploy this fleet in early 2022 on a dedicated basis to a long-standing customer.”

Financial Results

Results for the three months and nine months ended September 30, 2020, provided for comparison purposes, are presented separately as “Predecessor” periods because they occurred prior to our emergence from bankruptcy on November 19, 2020. “Successor” periods refer to those beginning on or after November 20, 2020.

Third Quarter 2021 Compared to Second Quarter 2021

•	Revenue was $90.9 million, down from $99.8 million

•	Net loss was $10.0 million, compared to a net loss of $2.6 million

•	Adjusted EBITDA was $6.3 million, compared to $13.8 million

•	Cash provided by operations was $0.2 million, compared to $20.0 million

•	Capital expenditures were $13.0 million, up from $7.5 million

Third Quarter 2021 (Successor) Compared to Third Quarter 2020 (Predecessor)

•	Revenue was $90.9 million, up from $32.1 million

•	Net loss was $10.0 million, compared to a net loss of $68.7 million

•	Adjusted EBITDA was $6.3 million, compared to $(7.6) million

•	Cash provided by (used in) operations was $0.2 million, compared to $(37.7) million

•	Capital expenditures were $13.0 million, up from $2.5 million

Operational Results

	Three Months Ended			Nine Months Ended
	Successor	Successor	Predecessor	Successor	Predecessor
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2021	2021	2020	2021	2020

Average active fleets	13.0	13.0	7.3	13.0	9.4
Utilization %	83%	91%	77%	88%	78%
Fully-utilized fleets	10.8	11.8	5.6	11.5	7.3

Stages completed	6,459	7,569	3,243	21,095	11,599
Stages per fully-utilized fleet	598	641	579	1,834	1,589

Pumping hours	12,864	15,548	6,458	43,188	24,141
Pumping hours per fully-utilized fleet	1,191	1,318	1,153	3,756	3,307

Pumping days	846	922	433	2,689	1,706
Pumping hours per pumping day	15.2	16.9	14.9	16.1	14.2

Materials and freight costs as a percent of total revenue	11%	11%	5%	14%	23%

We exited the third quarter with 13 active fleets and remain at that number today. We also revised our total fleet capacity in the third quarter to 25 fleets, or 1.3 million hydraulic horsepower, down from 28 fleets, or 1.4 million hydraulic horsepower, due to the retiring of certain units.

Utilization declined to 83% in the third quarter from 91% in the second quarter due to multiple last-minute customer scheduling changes and wellhead issues. Three of our fleets experienced unusually large scheduling gaps of more than 30 days, which we did not have in the second quarter. We estimate that we lost approximately 100 pumping days as a result of these disruptions.

Stages per fully-utilized fleet declined 7% sequentially to 598 in the third quarter from 641 in the second quarter. Our fleets pumped an average of 15.2 hours per pumping day in the third quarter, compared to 16.9 hours in the second quarter. Third-party non-productive time (NPT) in the third quarter was double the amount in the second quarter causing our pumping hours per day to decline, primarily due to repeated wellhead and wireline complications. These disruptions were the primary drivers of the decline in our operational efficiencies and throughput during the third quarter. The unusually large gaps along with higher NPT negatively impacted third quarter adjusted EBITDA by approximately $7.6 million.

Our customers provided approximately the same amount of materials for their completions as in the second quarter. As a percentage of revenue, material and freight costs remained unchanged at 11% in the third quarter. Changes in the amount of materials provided by us affects revenue but has no material impact on gross profit.

Liquidity and Capital Resources

Capital expenditures for the third quarter totaled $13.0 million, of which approximately $9 million was for maintenance and approximately $4 million was for growth related to our Tier 4 DGB newbuild fleet. We remain on track to incur maintenance capital expenditures of $2.5 million per fleet for 2021, or $30 to $35 million for the year, and expect to incur growth capital expenditures of approximately $10 million for the year.

As of September 30, 2021, we had $87.9 million of cash and $32.2 million of availability under our revolving credit facility, or total liquidity of $120.1 million. We had no borrowings under our revolving credit facility during the third quarter, which has a total capacity of $40 million.

Agreement to be Acquired by ProFrac

On October 22, 2021, we announced that we have entered into a definitive agreement to be acquired by ProFrac Holdings, LLC (“ProFrac”), a leading oilfield services company, in an all-cash transaction that values us at approximately $407.5 million, including payments to outstanding warrants.

Under the terms of the agreement, which have been unanimously approved by our Board of Directors (the “Board”), FTSI stockholders will receive $26.52 per share in cash. This represents an approximately 14% premium over our 60-day volume-weighted average closing share price through October 21, 2021.

The transaction will create one of the largest completions focused service companies in the U.S. oil and gas industry. The combination will bring together two strong and respected industry players to deliver greater efficiencies and expanded equipment capabilities that will enable the combined company to succeed in an ever-changing industry. Together, the companies will have improved through-cycle resiliency via enhanced expertise, technology and scale.

The agreement includes a 45-day “go-shop” period expiring December 5, 2021. This allows the Board and its advisors to solicit alternative acquisition proposals from third parties. The Board will have the right to terminate the merger agreement with ProFrac to enter into a superior proposal, subject to the terms and conditions of the merger agreement. There can be no assurance that this “go-shop” will result in a superior proposal, and we do not intend to disclose developments with respect to the solicitation process unless and until it determines such disclosure is appropriate or otherwise required.

Please see the transaction press release from October 22, 2021, available at www.ftsi.com/news/ for additional important information.

Conference Call & Webcast

FTSI will not hold a conference call or webcast to discuss its third quarter results due to its previously announced agreement to be acquired by ProFrac.

About FTS International, Inc.

Headquartered in Fort Worth, Texas, FTS International is a pure-play hydraulic fracturing service company with operations across multiple basins in the United States.

To learn more, visit www.FTSI.com.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed transaction between FTSI and ProFrac Holdings, LLC (“Acquiror”). In connection with this proposed transaction, FTSI may file one or more proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement or other document FTSI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FTSI ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of FTSI as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by FTSI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FTSI will be available free of charge on FTSI’s internet website at https://www.ftsi.com/investor-relations/sec-filings/default.aspx or by contacting FTSI’s primary investor relation’s contact by email at investors@ftsi.com or by phone at 817-862-2000.

Participants in Solicitation

FTSI, Acquiror, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FTSI is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 5, 2021, its Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on April 30, 2021, certain of its Quarterly Reports on Form 10-Q and certain of its Current Reports filed on Form 8-K.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains “forward-looking statements” within the Private Securities Litigation Reform Act of 1995. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. All such forward-looking statements are intended to provide management’s current expectations for the future of FTSI based on current expectations and assumptions relating to FTSI’s business, the economy and other future conditions. Forward-looking statements generally can be identified through the use of words such as “believes,” “anticipates,” “may,” “should,” “will,” “plans,” “projects,” “expects,” “expectations,” “estimates,” “forecasts,” “predicts,” “targets,” “prospects,” “strategy,” “signs,” and other words of similar meaning in connection with the discussion of future performance, plans, actions or events. Because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and changes in circumstances that are difficult to predict. Such risks and uncertainties include, among others: the failure to obtain the required vote of FTSI’s stockholders, the timing to consummate the proposed transaction, the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, the diversion of management time on transaction-related issues, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of FTSI, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of FTSI to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers, economic or political changes that affect the markets that FTSI’s businesses serve which could have an effect on demand for FTSI’s products and impact FTSI’s profitability, disruptions in the credit and financial markets, including diminished liquidity and credit availability, disruptions in the Company's businesses from the coronavirus pandemic (COVID-19), cyber-security vulnerabilities, supply issues, retention of key employees, and outcomes of legal proceedings, claims and investigations, future changes, results of operations, domestic spending by the onshore oil and natural gas industry, continued volatility or future volatility in oil and natural gas prices, deterioration in general economic conditions or a continued weakening or future weakening of the broader energy industry, federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry, and the price and availability of alternative fuels, equipment and energy sources. Accordingly, actual results may differ materially from those contemplated by these forward-looking statements. Investors, therefore, are cautioned against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in FTSI’s filings with the Securities and Exchange Commission, including the risks and uncertainties identified in Part I, Item 1A - Risk Factors of FTSI’s Annual Report on Form 10-K for the year ended December 31, 2020.

These forward-looking statements speak only as of the date of this communication, and FTSI does not assume any obligation to update or revise any forward-looking statement made in this communication or that may from time to time be made by or on behalf of the Company.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release adjusted EBITDA, a non-GAAP financial measure that we calculate as earnings before net interest expense, taxes, and depreciation and amortization further adjusted for expenses that management believes are non-recurring, and/or non-core to business operations and other non-cash expenses, including but not limited to employee severance costs, stock-based compensation, balance sheet impairments and write-downs, gains or losses on extinguishment of debt, gains or losses on disposal of assets, supply commitment charges, restructuring items, transaction and strategic initiative costs.

Adjusted EBITDA is a key measure used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as a financial measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect net interest expense or changes in, or cash requirements for, working capital;

•	adjusted EBITDA does not reflect tax expense or benefits;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•	adjusted EBITDA does not reflect gains or losses arising from the disposal of assets;

•	adjusted EBITDA does not reflect stock-based compensation expenses. Stock-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	adjusted EBITDA does not reflect restructuring items or transaction and strategic initiative costs;

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

The table included under “Reconciliation of Net (Loss) Income to Adjusted EBITDA and Calculation of Annualized Adjusted EBITDA per Fully-utilized Fleet” provides a reconciliation of net (loss) income to adjusted EBITDA for each of the periods indicated.

Consolidated Statements of Operations (unaudited)

	Three Months Ended			Nine Months Ended
	Successor	Successor	Predecessor	Successor	Predecessor
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(Dollars in millions, except per share amounts; shares in thousands)	2021	2021	2020	2021	2020

Revenue
Revenue	$90.9	$99.8	$32.1	$286.6	$212.4
Revenue from related parties	—	—	—	—	0.7
Total revenue	90.9	99.8	32.1	286.6	213.1

Operating expenses
Costs of revenue, excluding depreciation and amortization	73.6	75.2	30.7	227.3	174.2
Selling, general and administrative	11.7	12.5	11.8	34.7	42.7
Depreciation and amortization	13.1	14.3	17.8	41.3	59.4
Impairments and other charges	0.5	0.2	19.4	1.0	34.0
Loss on disposal of assets, net	1.6	—	—	1.6	0.1
Total operating expenses	100.5	102.2	79.7	305.9	310.4

Operating loss	(9.6)	(2.4)	(47.6)	(19.3)	(97.3)

Interest expense, net	—	(0.1)	(7.4)	(0.2)	(22.1)
Gain on extinguishment of debt, net	—	—	—	—	2.0
Reorganization items	(0.3)	—	(13.7)	(0.8)	(13.7)

Loss before income taxes	(9.9)	(2.5)	(68.7)	(20.3)	(131.1)
Income tax expense	0.1	0.1	—	0.2	—

Net loss	$(10.0)	$(2.6)	$(68.7)	$(20.5)	$(131.1)

Basic and diluted loss per share	$(0.71)	$(0.19)	$(12.77)	$(1.46)	$(24.39)

Shares used in computing basic and diluted earnings loss per share	14,062	13,995	5,381	14,016	5,376

Consolidated Balance Sheets (unaudited)

	Sep. 30,	Dec. 31
(Dollars in millions)	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$87.9	$94.0
Accounts receivable, net	55.0	26.9
Inventories	36.4	29.0
Prepaid expenses and other current assets	4.9	19.5
Total current assets	184.2	169.4

Property, plant, and equipment, net	129.2	132.3
Operating lease right-of-use assets	3.0	4.5
Intangible assets, net	7.0	7.4
Other assets	1.5	1.4
Total assets	$324.9	$315.0

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$57.0	$26.9
Accrued expenses	13.8	12.5
Current portion of operating lease liabilities	1.8	3.0
Other current liabilities	0.3	0.3
Total current liabilities	72.9	42.7

Operating lease liabilities	1.9	3.3
Other liabilities	2.0	2.4
Total liabilities	76.8	48.4

Stockholders' equity	248.1	266.6
Total liabilities and stockholders' equity	$324.9	$315.0

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended			Nine Months Ended
	Successor	Successor	Predecessor	Successor	Predecessor
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30	Sep. 30,
(Dollars in millions)	2021	2021	2020	2021	2020

Cash flows from operating activities
Net loss	$(10.0)	$(2.6)	$(68.7)	$(20.5)	$(131.1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13.1	14.3	17.8	41.3	59.4
Stock-based compensation	0.7	1.7	2.8	3.3	9.4
Amortization of debt discounts and issuance costs	—	—	1.1	—	2.0
Loss on disposal of assets, net	1.6	—	—	1.6	0.1
Gain on extinguishment of debt, net	—	—	—	—	(2.0)
Inventory write-down	—	—	0.6	—	5.1
Non-cash reorganization items	—	—	12.3	—	12.3
Non-cash provision for supply commitment charges	—	—	—	—	9.1
Cash paid to settle supply commitment charges	—	—	—	—	(18.8)
Other non-cash items	0.1	(0.1)	0.1	0.1	0.9
Changes in operating assets and liabilities:
Accounts receivable	(8.3)	9.8	(7.9)	(28.2)	47.5
Inventories	(1.9)	(2.8)	3.8	(7.4)	4.8
Prepaid expenses and other assets	(0.6)	(0.3)	(5.2)	0.6	(4.3)
Accounts payable	5.6	(2.9)	0.4	13.4	(20.9)
Accrued expenses and other liabilities	(0.1)	2.9	5.2	1.0	(4.3)
Net cash provided by (used in) operating activities	0.2	20.0	(37.7)	5.2	(30.8)

Cash flows from investing activities
Capital expenditures	(13.0)	(7.5)	(2.5)	(25.8)	(19.3)
Proceeds from disposal of assets	3.1	—	—	3.1	0.1
Net cash used in investing activities	(9.9)	(7.5)	(2.5)	(22.7)	(19.2)

Cash flows from financing activities
Repayments of long-term debt	—	—	—	—	(20.6)
Taxes paid related to net share settlement of equity awards	(1.3)	—	—	(1.3)	(0.1)
Net cash used in financing activities	(1.3)	—	—	(1.3)	(20.7)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(11.0)	12.5	(40.2)	(18.8)	(70.7)
Cash, cash equivalents, and restricted cash at beginning of period	98.9	86.4	192.5	106.7	223.0
Cash and cash equivalents at end of period	$87.9	$98.9	$152.3	$87.9	$152.3

Reconciliation of Net Loss to Adjusted EBITDA and Calculation of Annualized Adjusted EBITDA per Fully-utilized Fleet

	Three Months Ended			Nine Months Ended
	Successor	Successor	Predecessor	Sucessor	Predecessor
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(Dollars in millions, except fleets)	2021	2021	2020	2021	2020

Net loss	$(10.0)	$(2.6)	$(68.7)	$(20.5)	$(131.1)
Interest expense, net	—	0.1	7.4	0.2	22.1
Income tax expense	0.1	0.1	—	0.2	—
Depreciation and amortization	13.1	14.3	17.8	41.3	59.4
Loss on disposal of assets, net	1.6	—	—	1.6	0.1
Gain on extinguishment of debt, net	—	—	—	—	(2.0)
Stock-based compensation	0.7	1.7	2.8	3.3	9.4
Supply commitment charges	—	—	—	—	9.1
Inventory write-down	—	—	0.6	—	5.1
Employee severance costs	—	—	—	—	1.0
Transaction and strategic initiative costs	0.5	0.2	18.5	1.3	18.5
Reorganization items	0.3	—	13.7	0.8	13.7
Loss (gain) on contract termination	—	—	0.3	(0.3)	0.3
Adjusted EBITDA	$6.3	$13.8	$(7.6)	$27.9	$5.6

Average active fleets	13.0	13.0	7.3	13.0	9.4
Utilization %	83%	91%	77%	88%	78%
Fully-utilized fleets	10.8	11.8	5.6	11.5	7.3

Annualized Adjusted EBITDA	$25.2	$55.2	$(30.4)	$37.2	$7.5
Fully-utilized fleets	10.8	11.8	5.6	11.5	7.3
Annualized adjusted EBITDA per fully-utilized fleet	$2.3	$4.7	$(5.4)	$3.2	$1.0

Note: Fully-utilized fleets are calculated by multiplying average active fleets by the utilization percent. Utilization percent is calculated by dividing total pumping days for the quarter by the product of 78 (which is equivalent to 26 pumping days per month) and average active fleets.